UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CONSUMER DIRECT OF AMERICA

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

21049V209

(CUSIP Number)

CHRISTOPHER P. BAKER

C/O C.P. BAKER & COMPANY, LTD.

99 HIGH STREET, 7TH FLOOR

BOSTON, MA 02110 USA

(617) 439-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

DECHERT LLP

4000 BELL ATLANTIC TOWER

1717 ARCH STREET

PHILADELPHIA, PENNSYLVANIA 19103

(215) 994-4000

ATTENTION: CHRISTOPHER G. KARRAS, ESQUIRE

April 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 21049V209	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHRISTOPHER P. BAKER ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,411,774 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,411,774 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,411,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 21049V209	Page 3 of 7

SCHEDULE 13D

This Amendment No. 1 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 10, 2004 (“Schedule 13D”) by Christopher P. Baker, an individual citizen of the United States, (“Mr. Baker”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D. Information in the Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 1.

ITEM 1. SECURITY AND ISSUER.

This Amendment No. 1 relates to the acquisition by Mr. Baker of shares of Common Stock, par value $.001 per share (the “Common Stock”) and warrants to purchase Common Stock of Consumer Direct of America, a Nevada corporation (the “Company”) and to the sale by Mr. Baker of shares of Common Stock. The principal executive officers of the Company are Michael A. Barron and Wayne K. Bailey, located at the principal executive offices of the Company at 6330 S. Sandhill Road, Las Vegas, Nevada 89120.

ITEM 2. IDENTITY AND BACKGROUND.

(a) No material changes

(b) - (c) Business address for Mr. Baker:

Christopher P. Baker

c/o C.P. Baker & Company, Ltd.

99 High Street, 7th Floor

Boston, MA 02110

Mr. Baker’s principal occupation is President of C.P. Baker & Company, Ltd.

(d) - (e) No material changes.

(f) No material changes.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Baker acquired 21,000 shares of Common Stock on the open market for a total purchase price of $60,300.00. Mr. Baker acquired 255,774 shares of Common Stock through the exercise of warrants with a strike price of $0.02 pursuant to three Common Stock Purchase Warrants, between Mr. Baker and the Company. The acquisition of the 255,774 shares of Common Stock is comprised of 71,429 shares of Common Stock acquired pursuant to a Common Stock Purchase Warrant, dated February 26, 2004, between Mr. Baker and the Company, 138,889 shares of Common Stock acquired pursuant to a Common Stock Purchase Warrant, dated May 26, 2004, between Mr. Baker and the Company and 45,456 shares of Common Stock acquired pursuant to a Common Stock Purchase Warrant, dated June 10, 2004, between Mr. Baker and the Company. Mr. Baker acquired 850,000 shares of Common Stock through the exercise of warrants with a strike price of $.01 pursuant to a Common Stock Purchase Warrant, dated April 8, 2005, between Mr. Baker and the Company. Mr. Baker acquired 300,000 shares of Common Stock from the Company as payment of certain amounts owed to Mr. Baker pursuant to a Bridge Loan and Security Agreement, dated February 26, 2004 and amended May 6, 2004 and April 8, 2005, between Mr. Baker and the Company (the “Bridge Loan Agreement”). The source of the funds is personal and not borrowed or otherwise obtained.

ITEM 4. PURPOSE OF TRANSACTION.

No material changes.

CUSIP NO. 21049V209	Page 4 of 7

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Baker beneficially owns 1,411,774 shares of Common Stock, which represent approximately 9.5% of the outstanding shares of Common Stock based on the number of shares outstanding as of the close of business on April 7, 2005. All percentages set forth in this Amendment No. 1 are based upon 13,724,927 shares of Common Stock outstanding as of the close of business on April 7, 2005 as certified by the Company’s transfer agent on April 8, 2005.

(b) No material changes.

(c) In the past sixty days:

Mr. Baker acquired 850,000 shares of Common Stock through the exercise of warrants with a strike price of $.01 on April 20, 2005. Mr. Baker further acquired 300,000 shares of Common Stock from the Company on April 8, 2005 as payment of certain amounts owe to Mr. Baker pursuant to the Bridge Loan Agreement.

Mr. Baker sold 5,000 shares at a price of $0.33 per share on the open market on April 13, 2005.

Mr. Baker sold 10,000 shares at a price of $0.30 per share on the open market on April 18, 2005.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Baker entered into the Bridge Loan Agreement with the Company, pursuant to which Mr. Baker loaned $500,000 to the Company. The loan and interest and other payments payable to Mr. Baker pursuant to the Bridge Loan Agreement are payable on June 15, 2005. The Bridge Loan Agreement provided for the grant of a security interest to Mr. Baker in the form of 300,000 shares of Common Stock. The 300,000 shares of Common Stock were transferred to Mr. Baker on April 8, 2005 as payment for certain amounts owed to Mr. Baker pursuant to the Bridge Loan Agreement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Baker and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1) Common Stock Purchase Warrant, dated February 26, 2004, between Consumer Direct of America, Inc. and Christopher P. Baker (incorporated herein by reference to Schedule 13D filed with the SEC on August 10, 2004)

(2) Common Stock Purchase Warrant, dated May 26, 2004, between Consumer Direct of America and Christopher P. Baker (incorporated herein by reference to Schedule 13D filed with the SEC on August 10, 2004)

(3) Common Stock Purchase Warrant, dated June 10, 2004, between Consumer Direct of America and Christopher P. Baker (incorporated herein by reference to Schedule 13D filed with the SEC on August 10, 2004)

(4) Common Stock Purchase Warrant, dated as of April 8, 2005, between Consumer Direct of America and Christopher P. Baker

(5) Bridge Loan and Security Agreement, dated as of February 26, 2004, between Consumer Direct of America and Christopher P. Baker

CUSIP NO. 21049V209	Page 5 of 7

(6) Amendment No. 1 to Bridge Loan and Security Agreement, dated as of May 26, 2004, between Consumer Direct of America and Christopher P. Baker

(7) Amendment No. 2 to Bridge Loan and Security Agreement, dated as of April 8, 2005, between Consumer Direct of America and Christopher P. Baker

CUSIP NO. 21049V209	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2005

By:	/s/ Christopher P. Baker
Christopher P. Baker

CUSIP NO. 21049V209	Page 7 of 7

EXHIBIT INDEX

No.	Description
(1)	Common Stock Purchase Warrant, dated February 26, 2004, between Consumer Direct of America and Christopher P. Baker (incorporated herein by reference to Schedule 13D filed with the SEC on August 10, 2004)

(2)	Common Stock Purchase Warrant, dated May 26, 2004, between Consumer Direct of America and Christopher P. Baker (incorporated herein by reference to Schedule 13D filed with the SEC on August 10, 2004)

(3)	Common Stock Purchase Warrant, dated June 10, 2004, between Consumer Direct of America and Christopher P. Baker (incorporated herein by reference to Schedule 13D filed with the SEC on August 10, 2004)

(4)	Common Stock Purchase Warrant, dated as of April 8, 2005, between Consumer Direct of America and Christopher P. Baker

(5)	Bridge Loan and Security Agreement, dated as of February 26, 2004, between Consumer Direct of America and Christopher P. Baker

(6)	Amendment No. 1 to Bridge Loan and Security Agreement, dated as of May 26, 2004, between Consumer Direct of America and Christopher P. Baker

(7)	Amendment No. 2 to Bridge Loan and Security Agreement, dated as of April 8, 2005, between Consumer Direct of America and Christopher P. Baker